

July 27, 2011

John B. Roche
Chief Financial Officer
Retail Opportunity Investments Corp.
3 Manhattanville Road
Purchase, NY 10577

     **Re:**    **Retail Opportunity Investments Corp.**
          **Form 10-K for the year ended December 31, 2010**
          **Filed February 25, 2011**
          **Forms 10-Q for the quarter ended March 31, 2011**
          **Filed May 6, 2011**
          **File No. 001-33749**

Dear Mr. Roche:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 1.   Business , page 2

1.    We note your response to comment 1 in our letter dated June 13, 2011. In order to facilitate an investor's assessment of the company's ability to generate external FFO growth through property acquisitions, please include in future Exchange Act reports disclosure about relevant trends, such as capitalization rate trends, in your target markets that are likely to materially influence whether the company will engage in property acquisitions.

Item 2.  Properties, page 21

2.      We note your response to comment 3 and your undertaking to provide disclosure regarding leasing activity in future Exchange Act reports.  We continue to believe that disclosure of your leasing results should include disclosure of the material costs of the leasing activity.  In future Exchange Act reports, please include quantitative disclosure about the tenant improvement and leasing commission costs of these new and renewed leases.

3.      We note your response to comment 4.  In future Exchange Act periodic reports, please supplement your disclosure in the period to period comparison subpart of the Results of Operations section to discuss the relative contribution on changes in revenue between same store occupancy and same store rent rates.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

4.      We note your response to comment 6 and your undertaking to provide disclosure in future Exchange Act reports regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space.  If practicable, please also supplement this disclosure with narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management's assessment of current market rents for the expiring space.  For example, if management believes that rent rates on leases scheduled to expire in the current period are materially lower than current market rents, please provide disclosure to this effect.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Daniel L. Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.


Sincerely,


Michael McTiernan
Assistant Director